Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

November 24, 2021

Via EDGAR CORRESPONDENCE

Timothy Worthington

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The AB Portfolios Post-Effective Amendment No. 124 File Nos. 33-12988 and 811-05088

Dear Mr. Worthington:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced post-effective amendment to the registration statement filed on October 1, 2021 (the “Post-Effective Amendment”), on Form N-1A for AB Conservative Wealth Strategy (to be renamed AB Sustainable Thematic Balanced Portfolio) (“Fund”), a series of The AB Portfolios (“Registrant”). You provided the Staff’s comments to Lancelot A. King and me by telephone on November 16, 2021.

The Staff’s comments and our responses thereto on behalf of the Registrant and the Fund are set forth below. The changes to the Fund’s Prospectus referenced in the responses are indicated in the attached and will also be reflected in a Rule 485(b) filing.

Please note that the Fund has certain principal strategies that are similar to those of other AB Sustainable Funds with respect to (1) the incorporation of sustainable investment themes that are aligned with the United Nations Sustainable Development Goals and (2) the evaluation of risks relating to ESG factors, alongside more traditional financial metrics, for company portfolio holdings. In its review of Rule 485(a) filings for these AB Funds, the Staff issued comments on prospectus disclosure that are similar to a number of the comments made herein (e.g., Comment 12 through Comment 21), and the funds made disclosure changes in response to such comments. Please see EDGAR Correspondence filed for (1) AB Sustainable US Thematic Portfolio, a series of AB Cap Fund, Inc. (File Nos. 2-9901 and 811-01716) on August 13, 2021 (Accession No. 0000919574-21-005143), August 19, 2021 (Accession No. 0000919574-21-005489) and August 24, 2021 (SEC Accession No. 0000919574-21-005537); and (2) AB Sustainable Thematic Credit Portfolio, a series of AB Bond Fund, Inc. (File Nos. 2-48227 and 811-02383) on April 16, 2021 (SEC Accession No. 0000919574-21-003014). The disclosure changes previously reviewed by the Staff are reflected in the disclosure for the Fund.

Prospectus

Summary Information

Comment 1:	Please revise the language in the first sentence under “Fees and Expenses of the Fund” to reflect that the table describes the fees that a shareholder may pay if they buy, hold and sell shares of the Fund.
Response:	The Prospectus will be revised in response to this comment.
Comment 2:	The disclosure references a contractual reduction in management fees effective December 1, 2021. Please confirm that the related management agreement will be filed as an exhibit to the registration statement.
Response:	Registrant confirms that the related management agreement will be filed as an exhibit to the registration statement.
Comment 3:	Please delete footnote (d) to the Annual Fund Operating Expenses table, as the information on the reduction of the management fee is not necessary in a footnote.
Response:	Instruction 3(d)(ii) to Item 3 of Form N-1A states that, “If there have been any changes in ‘Annual Fund Operating Expenses’ that would materially affect the information disclosed in the table: (A) Restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and (B) In a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees.” This instruction requires the Fund to include the information contained in footnote (d). Consequently, the disclosure will not be revised in response to this comment.
Comment 4:	Footnote (e) to the Annual Fund Operating Expenses table references the use of estimated amounts for fees and expenses in certain line items of the table. The Staff does not believe that the use of estimated values is appropriate for a fund that is already in operation.
Response:	Expenses have been restated to reflect current fees, and the disclosure in footnote (e) will be revised accordingly, consistent with Instruction 3(d)(ii) to Item 3 of Form N-1A.
Comment 5:	Please confirm to the Staff that AllianceBernstein L.P. (the “Adviser”) will not recoup expenses from the Fund.

Response:	There is no recoupment arrangement regarding Fund expenses between the Fund and the Adviser. Accordingly, Registrant confirms that the Adviser will not recoup Fund expenses in connection with the expense limitations and fee waivers that will be in place after implementation of the proposed changes.
Comment 6:	Please consider making “Active Trading Risk” a principal risk of the Fund, as the Fund’s portfolio turnover has approached 100% in the last year.
Response:	Registrant expects that portfolio turnover will be well below 100% after implementation of the changes to the Fund’s principal investment strategies. Accordingly, the Prospectus will not include “Active Trading Risk” as a principal risk for the Fund.
Comment 7:	As a general matter, please consider redrafting the “Principal Strategies” section. The Staff would expect the first paragraph to include a general discussion of the universe of securities in which an ESG fund would invest, and that subsequent paragraphs would define and discuss any screens the Fund applies when considering investments.
Response:	Registrant has considered the Staff’s comment and believes that the current disclosure is consistent with this approach. The first paragraph under “Principal Strategies” indicates that the Fund has a target allocation of approximately 60% equity securities and 40% fixed-income securities. With respect to the Fund’s sustainability approach for investing in equity securities, the disclosure (in the first and second paragraphs) begins by describing the Adviser’s “top-down” approach for identifying companies whose business activities are believed to position them to benefit from environmentally- or socially-oriented sustainable investment themes that align with one or more of the United Nations Sustainable Development Goals. The disclosure then describes a revenue threshold used for this purpose. The disclosure continues (in the fourth paragraph of the attached draft) by identifying how the Adviser analyzes equity securities that are eligible for investment by the Fund by applying a “bottom-up” investment process whereby it evaluates, among other considerations (such as traditional financial metrics), a company’s exposure (which such language will be revised to state “risks, including those related”) to ESG factors. The disclosure then identifies how the companies’ exposure to these ESG factors is assessed.
Note that the Fund has made certain changes to the disclosure under “Principal Strategies” as indicated in certain responses below.
Comment 8:	Please explain supplementally how the Fund’s existing portfolio will change as a result of the changes to the Fund’s principal investment strategies. For example, indicate whether certain investments will be sold and whether purchases of certain current investments will no longer be made.

Response:	In conjunction with the changes to the Fund’s principal investment strategies, certain portfolio holdings will be sold. Beginning December 1, 2021, the Fund will increase its allocation of assets to investments in equity securities, decrease its allocation of assets to investments in fixed-income securities and securities of non-U.S. issuers, decrease its use of derivatives, and invest in securities of issuers that meet the Fund's sustainability criteria. The Fund will continue to invest in both debt and equity securities. After such date, the Fund would no longer purchase additional amounts of existing investments when such purchases would be inconsistent with its investment strategies.
Comment 9:	Under “Principal Strategies,” please disclose the types of securities that qualify as “equity securities” and whether there are any particular limits on market capitalization for these securities. If necessary, please include any related principal risk disclosure.
Response:	Registrant does not believe that further description of equity securities is necessary in the “Principal Strategies” section. As set forth in the “Glossary” of the Prospectus, “equity securities” is defined to include (i) common stocks, partnership interests, business trust shares and other equity or ownership interests in business enterprises and (ii) securities convertible into, and rights and warrants to subscribe for the purchase of, such stocks, shares and interests. The Prospectus will be revised to reflect the market capitalizations of companies that the Adviser expects to consider for investment.
Comment 10:	The disclosure indicates that the Fund’s target allocations to equities securities (60%) and fixed-income securities (40%) may vary. Please supplementally explain if the Fund expects there to be a significant departure from the target allocations and, if so, please also disclose the extent, timing and reason for such departure.
Response:	The Fund seeks a “balanced” approach to investing in equity and fixed income securities and has adopted a policy consistent with the Staff’s guidance on the use of that term in the Fund’s name (see footnote 42 in SEC adopting release, “Investment Company Names,” Investment Company Act Release No. IC-24828 (Jan. 17, 2001)).
The Registrant does not currently expect there to be a significant departure from the Fund’s target allocations. Nonetheless, the Prospectus will be revised to indicate that any departure from a target allocation under normal market conditions will be limited to +/- 10%.
Comment 11:	Under “Principal Strategies,” the disclosure states that “[the] Fund will not purchase a security if as a result less than 25% of its total assets would be invested in equity securities or fixed-income securities.” Please clarify if the 25% threshold applies separately to equity securities and to fixed-income securities, or if the 25% threshold applies to the combined investments in equity securities and fixed-income securities.

Response:	The Prospectus will be revised in response to this comment.
Comment 12:	Under “Principal Strategies,” please define what is meant by “sustainable.” In this regard, if “sustainable” is defined by meeting the United Nations Sustainable Development Goals (“SDGs”) please make this more clear in the disclosure.
Response:	Current disclosure under “Principal Strategies” indicates that the Fund’s sustainability approach identifies environmentally- or socially-oriented sustainable investment themes that align with one or more SDGs (first sentence of second paragraph). The last sentence of the second paragraph indicates that companies meeting a certain revenue threshold with respect to activities consistent with the achievement of the SDGs meet the Fund’s sustainability criteria. Furthermore, disclosure under “Additional Information About the Fund’s Strategies, Risks and Investments” provides additional information about the SDGs and how the Fund’s sustainable investment themes and investments accord with specific SDGs.
Registrant believes the disclosure clearly explains the connection between the SDGs and the Fund’s sustainability criteria.
Comment 13:	Under “Principal Strategies,” please disclose, where appropriate, how the Fund will approach relevant environmental and social proxy issues for its portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.
Response:	The Fund has adopted the Adviser’s proxy voting policies and procedures, which are attached as Appendix A to the SAI. The Adviser’s policy states, among other things, that a company’s ESG practices may have a significant effect on the value of the company, and that the Adviser takes these factors into consideration when voting proxies.
Comment 14:	Under “Principal Strategies,” when mentioning “ESG” please do so in a consistent manner. The Staff notes, for example, that environmentally- or socially-oriented sustainable themes are referenced in the second paragraph, without referring to the governance prong of “ESG,” while all “ESG” factors are specifically referenced later in the third paragraph.
Response:	Current disclosure under “Principal Strategies” indicates that the Adviser first employs a “top-down” approach whereby the Adviser identifies environmentally- or socially-oriented sustainable investment themes that align with one or more SDGs. Next, the Adviser uses a separate “bottom-up” analysis whereby it evaluates, alongside more traditional financial metrics, a company’s risks relating to ESG factors.

Registrant asserts that the particular terminology has been chosen intentionally, given that the analysis of the full range of ESG factors occurs only during the Adviser’s bottom-up analysis of individual companies. The identification of sustainable investment themes is distinct from the use of ESG factors to analyze individual companies. As a result, ESG is not used in an inconsistent manner.
Registrant notes that the reference to “environmental, social, and corporate governance” in the paragraph describing the Fund’s evaluation of fixed-income securities will be changed to “ESG”.
Comment 15:	Under “Principal Strategies,” the disclosure states that the Adviser identifies sustainable investment themes that “align” with one or more of the United Nations Sustainable Development Goals. Please clarify what is meant by “align.”
Response:	Registrant believes that the term “align” is not technical and is used in a clear, “plain English” manner to indicate that the Fund’s sustainable investment themes agree and are consistent with the SDGs. Furthermore, the section “Additional Information About the Fund’s Strategies, Risks and Investments – Sustainable Investment Themes” explains how specific SDGs relate to the corresponding sustainable investment themes of the Fund. Registrant respectfully disagrees that further explanation of the term “align” is necessary.
Comment 16:	Under “Principal Strategies,” the disclosure states that the sustainable investment “themes include climate, health and empowerment.” Please list all of the sustainable investment themes on which the Adviser relies instead of using the word “include.”
Response:	The Prospectus will be revised in response to clarify that only the Fund’s principal strategies are disclosed.
Comment 17:	Under “Principal Strategies,” please elaborate on the Fund’s due diligence practices in applying its screening criteria to portfolio companies (e.g., will the Fund directly engage with portfolio companies to better understand their risks and practices, will the Fund review third-party scoring metrics or will the Fund use other types of information or outside sources?).
Response:	The Fund’s disclosure makes clear that the Adviser relies on its own internal research and analysis (as opposed to, for example, third party ESG scoring systems) for its sustainability assessment (which is proprietary). Registrant does not believe that further detail is required or necessary.

Comment 18:	Under “Principal Strategies,” please clarify how the Adviser identifies the sustainable investment themes and the role of the SDGs in identifying those themes. Specifically, state whether the Fund selects investments based on the SDGs, third-party screens, a proprietary screen, or some other combination of screens. It is unclear whether the Adviser identifies companies that meet the 25% revenue test or whether the sustainable investment themes are based on the SDGs.
Response:	Registrant has reviewed its disclosure. Registrant believes the disclosure clearly indicates that the Adviser identifies environmentally- or socially-oriented sustainable investment themes that align with one or more of the SDGs, and that a company that derives at least 25% of its total revenues from activities consistent with the achievement of the SDGs will be considered in the universe of potential investments for the Fund. The section “Additional Information About the Fund’s Strategies, Risks and Investments – Sustainable Investment Themes” explains how specific SDGs relate to the corresponding sustainable investment themes of the Fund and provides specific examples of business activities that fit within the particular sustainable investment theme.
Registrant respectfully disagrees that further clarification on these particular points is necessary.
Comment 19:	Under “Principal Strategies,” the disclosure states that the Adviser focuses “on evaluating a company’s exposure to environmental, social, and corporate governance (‘ESG’) factors.” Please clarify whether this is a part of the Fund’s bottom-up analysis or if it is an additional screen.
Response:	Current disclosure under “Principal Strategies” states that “the Adviser then uses a ‘bottom-up’ analysis of individual companies that focuses on prospective earnings growth, valuation and quality of company management and on evaluating a company's exposure to environmental, social, and corporate governance (‘ESG’) factors.” Registrant believes that the current disclosure clearly states that the evaluation of a company’s exposure to ESG factors is a part of the Fund’s bottom-up analysis, in addition to other more traditional financial metrics.
Comment 20:	Please explain what ESG factors will be considered and whether each factor will be given an equal weight. For example, would the Fund invest in a company with strong corporate governance but weak ethical business practices? Please also clarify (i) whether the Fund’s ESG criteria are applied to every investment it makes, or only to some of its investments; and (ii) whether ESG is the exclusive factor considered, or whether it is one of several factors. If the latter, the Fund should, if accurate, state that an investment could be made with a low ESG score.

Response:	Under “Principal Strategies,” the disclosure states that ESG factors can vary across companies and industries and may include environmental impact, corporate governance, ethical business practices, diversity and employee practices, product safety, supply chain management and community impact.
Registrant notes that the ESG analysis is just one aspect of the Adviser’s bottom-up analysis, and the Fund’s disclosure does not suggest that the ESG aspect is being prioritized above other factors. For example, the Adviser discloses that it also focuses on earnings growth, valuation and the quality of a company’s management. Because specific ESG factors that may be considered may vary across companies and industries, the Registrant believes it is neither practical nor necessary to explain how the factors may be specifically considered, as certain factors may or may not be relevant in any particular case and because ESG factors are considered along with other traditional factors referenced above.
Notwithstanding the foregoing, the Fund has no intention of investing in a company that does not fit into a sustainable investment theme.
Comment 21:	Under “Principal Strategies,” the disclosure states that “While the Adviser emphasizes company-specific positive selection criteria over broad-based negative screens (e.g., disqualifying business activities) in assessing an issuer’s exposure to ESG factors, the Fund will not invest in issuers of equity securities that derive revenue from direct involvement in alcohol, coal, gambling, pornography, prisons, tobacco or weapons.” Please consider revising this sentence to clarify what is meant by “company-specific positive selection.”
Response:	The Prospectus will be revised in response to this comment.
Comment 22:	Under “Principal Strategies,” the disclosure states “which must meet the Fund’s sustainability and ESG criteria for government securities.” Please clarify the nature of this test and whether this sustainability criteria test is different than that for the Fund’s investments in equity securities. Furthermore, how does the Fund’s investments in fixed-income securities factor into the Fund’s 80% policy? The Staff notes that it does not appear consistent to have two different tests for “sustainable.”
Response:	Registrant notes that the 25% revenue threshold applicable to equity investments is not appropriate for U.S. Government securities. As a result, a different test is applied for the Fund’s investments in such securities. The Adviser, as disclosed, will evaluate such securities based on the alignment of the government’s policies with the SDGs. Fixed-income securities that meet the Fund’s sustainability criteria will be included in the Fund’s 80% policy.
Comment 23:	Under “Principal Strategies,” the disclosure states “the relevant nation’s policies . . . .” Please consider whether foreign investments is a principal strategy of the Fund. If it is not a principal strategy, please consider moving such disclosure from the Fund Summary to elsewhere in the statutory prospectus.

Response:	Registrant confirms that investing in foreign investments is not a principal strategy of the Fund. The Prospectus will be clarified in response to this comment.
Comment 24:	Under “Principal Strategies,” please elaborate on how the Fund’s “internal scoring system” for U.S. Government securities measures the ESG issues referenced.
Response:	The Adviser’s internal scoring system for U.S. Government securities is proprietary. Registrant believes that additional detail on the scoring system is neither required nor necessary.
Comment 25:	Under “Principal Strategies,” the disclosure states that “The Fund expects to use derivatives, such as options, futures contracts, forwards and swaps.” Please only list the derivatives that the Fund will utilize as a principal strategy.
Response:	The disclosure is intended to provide examples of types of derivatives. The disclosure then states specifically that the Fund may use bond futures contracts and interest rate swaps to gain exposures to the fixed-income markets. Registrant believes this disclosure is sufficiently tailored.
Comment 26:	Please expand the discussion of “Derivatives Risk” under “Principal Risks”. At a minimum, explain counterparty risk. In the “Additional Information About the Fund’s Strategies, Risks and Investments” section, please consider whether the disclosure risks associated with derivatives is tailored to the Fund’s investment operations.
Response:	The “Principal Risks” section of the Prospectus will be revised in response to this comment to explain counterparty risk.
Registrant believes that the derivatives under “Additional Information About the Fund’s Strategies, Risks and Investments – Derivatives” provides a sufficiently tailored description of the derivatives strategies that the Fund expects to use and anticipates will have a significant effect on its performance. The disclosure in such section expands on information discussed in response to Item 4 of Form N-1A. Registrant believes that the current disclosure on derivatives in the Prospectus is consistent with the guidance provided in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010.
General
Comment 27:	Please supplementally disclose whether the Fund has notified shareholders of the planned changes and please provide a copy of any such notice.
Response:	The Registrant filed a prospectus supplement describing the planned changes for the Fund on August 5, 2021 (SEC Accession No. 0000919574-21-004828). The prospectus supplement was distributed to the Fund’s direct shareholders and to financial intermediaries for distribution to their customers holding Fund shares.

Comment 28:	Please supplementally disclose the composition of the shareholder base of the Fund (e.g., retail vs. institutional, domestic vs. foreign, and affiliated vs. unaffiliated). Specifically, what percentage of the Fund’s shares are held by retail investors?
Response:	Approximately 67% of the Fund’s shares are held in omnibus accounts, and the Registrant does not have transparency into those accounts to determine the full composition of the Fund’s beneficial shareholder base. Approximately 2% of the Fund’s assets represents investment advisory clients of the Bernstein division of the Adviser. The Fund is a U.S. registered mutual fund intended for investment by U.S. persons.
Comment 29:	Please supplementally disclose whether any shareholder has contacted the Fund regarding the planned changes in investment strategy. If so, describe the nature of the communication if anyone has expressed dissatisfaction or threatened legal action.
Response:	The Registrant confirms that no shareholder or intermediary firm that sells the Fund’s shares has contacted the Fund objecting to, or threatening legal action regarding, the planned changes in investment strategy.
Comment 30:

Please supplementally disclose why the Board of Trustees believes that these changes are consistent with its fiduciary duties and are in the best interest of the shareholders:

(a) Explain what information the Board considered and how it weighed the information in arriving at its decision;

(b) Explain why the Board concluded that this approach was better for shareholders than any other alternatives, such as liquidating the Fund and starting a new fund;

(c) Support your explanation of the Board’s deliberation with data. For example, if costs were a consideration, provide data supporting the expected cost savings of the proposed changes as compared with starting a new fund.

Response:	The Fund’s Board of Trustees considered extensive amounts of information provided by the Adviser regarding the proposed changes during the course of its meetings on August 3-4, 2021, including among other things a memorandum from the Adviser, a written and oral presentation from the Adviser (including the proposed new portfolio management team for the Fund), a draft revised prospectus and draft prospectus supplement. The Adviser’s memorandum and other materials addressed, among other things: (i) the Adviser’s rationale for recommending the proposed changes and its assessment of the likely implications to the Fund of making the proposed changes, (ii) information on Fund expenses and investment performance and on the significant decline in the Fund’s assets over time, and (iii) information about the historical performance of investment advisory accounts managed by the Adviser in accordance with the proposed new investment strategy for the Fund. The Adviser informed the Board that it believed that the changes, which include changes to the Fund’s investment strategy that are intended to improve investment performance, a reduction in the advisory fee rate, and a new expense limitation undertaking, would improve the Fund’s investment performance and make the Fund more attractive to investors, thereby improving the Fund’s growth prospects and potentially reducing Fund expenses over time.

The Board was presented with and reviewed information addressing the Adviser’s analysis of alternatives to making the proposed changes, including the alternative of liquidation of the Fund and the launching a new fund, including the fact that approval of the Adviser’s proposal would provide shareholders the opportunity to continue to invest in the Fund. The Board noted that shareholders would be provided with advance notice of the changes and would have the opportunity to redeem or sell their shares of the Fund if they did not wish to continue their investment in it. The Board reviewed the Adviser’s analysis of the cost and tax implications of approving the changes as opposed to the tax and expense implications associated with a liquidation. The Board also considered the distribution implications of the Adviser’s proposal as opposed to the liquidation of the Fund and organizing a new fund that would pursue the investment strategy proposed for the Fund. During the presentation of the proposed changes at the Board meeting, the questions of the Trustees were responded to by representatives of the Adviser to the satisfaction of the Trustees.
The Independent Trustees met separately to discuss the proposed changes, and after evaluation all of the information presented to them, and having had the chance to discuss the proposal with representatives of the Adviser and their independent counsel and applying their business judgment, agreed that the Adviser’s proposal was in the best interests of the Fund, and to recommend the proposed changes to the Board for its approval, subject to the Adviser’s agreement to pay the Fund’s out of pocket expenses of implementing the proposal, other than the fees and expenses of their independent counsel, to the extent such expenses are not covered by the Adviser as a result of an effective expense limitation agreement.
The Independent Trustees did not identify any particular factor as controlling in reaching their determination, and individual Trustees may have placed varying degrees of importance on different pieces of information. The Board subsequently acted upon the recommendation of the Independent Trustees and approved the Adviser’s proposal, subject to the change recommended by the Independent Trustees concerning the payment of out of pocket expenses.

The Board believes that it acted with due care in considering the Adviser’s proposal and that the changes are in the best interests of the Fund and its shareholders.
The Fund’s Prospectus was supplemented following approval of the changes by the Board.
The disclosure in the Prospectus and statement of additional information relating to the Fund make clear that the Fund’s investment strategies are not fundamental policies and may be changed by the Board of Trustees without shareholder approval. Furthermore, as noted above, shareholders were provided advance notice of the changes. Registrant believes that a change of this nature is consistent with actions taken by fund boards in the ordinary course of business without shareholder approval.
Comment 31:	Please supplementally disclose why the Adviser believes the changes are consistent with its fiduciary duty to the Fund.
Response:	The Adviser believes that the changes are consistent with its fiduciary duty to the Fund because it believes that the changes are in the shareholders’ best interests. The changes are consistent with the Fund’s objective to achieve a high total return without, in the opinion of the Adviser, undue risk to principal, and would allow shareholders to continue to be invested in a fund investing in both equity and fixed-income securities. The Adviser also believes that the Fund would have the potential for improved performance and a higher likelihood to increase assets. The Registrant notes that the notification to shareholders has provided shareholders advance notice of the changes and the opportunity to redeem or exchange their shares if they disagree with the changes.
Comment 32:	Please explain supplementally why making the changes in a post-effective amendment to the registration statement of an existing Fund, as opposed to an amendment adding a new fund is consistent with the text and policy of Rule 485(a) under the Securities Act. Also explain why the Registrant believes this approach does not provide an unfair competitive advantage over other registrants which add new series under 485(a) that go effective within 75 days as opposed to 60 days.
Response:	The changes are being made in a post-effective amendment to the registration statement of an existing Fund because the post-effective amendment was filed for the purpose of making material changes to an existing series in accordance with Rule 485(a)(1), rather than adding a new series, in accordance with Rule 485(a)(2) under the Securities Act. It would not be appropriate for an existing series to file under Rule 485(b)(2). A filing pursuant to Rule 485(a)(1) under these circumstances is wholly appropriate and consistent with text and policy of the rule and industry practice.

The Registrant does not believe that filing under Rule 485(a)(1) provides an unfair competitive advantage over other registrants because the Registrant is adhering to the rules promulgated under the Securities Act and the Staff’s pronouncements thereon. Registrant notes that the changes to the registration statement are publicly available for the 60 days prior to the effectiveness of the registration statement and that such changes are subject to review by the Staff.
Comment 33:	Please inform the Staff what percentage of the Fund’s current portfolio needs to be repositioned as a result of the changes.
Response:	The Adviser expects to reposition investments representing approximately 96% of the Fund’s net assets in accordance with the new investment strategy for the Fund.

* * *

If you have any additional comments or questions, please contact Paul M. Miller, Lancelot A. King or the undersigned at (202) 737-8833.

Sincerely, /s/ Jessica D. Cohn Jessica D. Cohn

cc:	Emilie D. Wrapp, Esq. Eric C. Freed, Esq. Paul M. Miller, Esq. Lancelot A. King, Esq.